[Nano-Proprietary Letterhead]

August 26, 2005

United States Securities and Exchange Commission
Washington, D.C. 20549
Attn: Christine Bashaw, Staff Accountant

Re: Request for Extension for Response of Nano-Proprietary, Inc. (File No. 1-11602) to Comment Letter of August 18, 2005

Dear Ms. Bashaw:

I spoke with you on Friday, August 19, about an extension on the 10-business day response time as outlined in your Comment Letter of August 18, 2005, to Nano-Proprietary, Inc. You asked me to send you a letter regarding this. Nano-Proprietary requests an extension to September 15, 2005, to complete its comments to the above referenced Comment Letter. We will endeavor and do expect to have our response letter to you before that date. We are preparing the response, but we do want to have outside auditors review it.

Please contact me at (919) 807-5623 or by email at don.locke@summus.com.

Very truly yours, /s/ Donald T. Locke Donald T. Locke Legal Counsel